Exhibit 99.2



Associated Estates Realty Corporation
Fourth Quarter 2014
Earnings Release and Supplemental Financial Data



Cantabria at Turtle Creek
2728 Hood Street
Dallas,Texas 75219

Phone: (866) 609-5971
Web Site: cantabriaturtlecreek.com

For more information, please contact:
Jeremy Goldberg
(216) 797-8715

Table of Contents	**Page**

This news release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on certain assumptions, as well as current expectations, estimates, projections, judgments and knowledge of management, all of which are subject to risks, trends and uncertainties that could cause actual results to vary from those projected. Factors which may cause the Company's actual results or performance to differ materially from those contemplated by forward-looking statements include, without limitation, those described under the heading "Risk Factors" in the Company's Annual Report on Form 10-K and in other filings with the Securities and Exchange Commission, and the following: changes in the economic climate in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned by the Company; competition from other available multifamily units, single family units available for rental or purchase, and changes in market rental rates; the failure of development projects or redevelopment activities to achieve expected results due to, among other causes, construction and contracting risks, unanticipated increases in materials and/or labor, and delays in project completion and/or lease-up that result in increased costs and/or reduce the profitability of a completed project; losses resulting from property damage or personal injury that are not insured; the results of litigation involving the Company; the cost, disruption and diversion of management's attention associated with campaigns commenced by activist investors seeking to influence the Company to take particular actions favored by the activist or gain representation on our Board of Directors; information security breaches and other disruptions that could compromise our information and expose us to business interruption, increased costs, liability and reputational damage; and risks associated with property acquisitions and dispositions, such as failure to achieve expected results. Readers should carefully review the Company's Annual Report on Form 10-K for the year ended December 31, 2013, and the other documents the Company files from time to time with the Securities and Exchange Commission. These forward-looking statements reflect management's judgment as of this date, and the Company assumes no obligation to revise or update them to reflect future developments or circumstances.

ASSOCIATED ESTATES REALTY CORPORATION REPORTS
FOURTH QUARTER AND FULL YEAR 2014 RESULTS
Full Year Same Community NOI up 3.3%
Full Year Same Community Average Occupancy of 95.7% and Operating Margins of 62.5%
2015 Operating FFO Per Share Growth of 7.1% at the Midpoint of Guidance

CLEVELAND - February 3, 2015 - Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) announced today its financial results for the fourth quarter and full year ended December 31, 2014.

"2014 was another strong year for Associated Estates," said Jeffrey I. Friedman, President and Chief Executive Officer. "We took decisive action to advance the interests of shareholders, optimize the portfolio and position the Company for continued growth and value creation. Through the continued execution of our proven strategic plan, we made significant progress on our portfolio transformation and extended our track record of delivering industry leading shareholder returns. Recognizing the strong performance of our portfolio, our Board was pleased to increase our quarterly dividend twice during the year, raising our annualized distribution by 10.5%, and further demonstrating our commitment to delivering value to shareholders."

"Associated Estates enters 2015 with many Class A properties producing consistent, above market rents, a fully funded active development pipeline, a solid investment grade balance sheet, and a strong Board of Directors and management team whose interests are keenly aligned with those of our shareholders. Our asset sales were at very attractive cap rates and we have redeployed those funds into accretive acquisitions and developments with expected development stabilized yields approximately 250 basis points higher than the current market cap rates. In 2015, we look forward to continue building on our success over the last ten years for the benefit of all Associated Estates shareholders."

<u>Full Year Performance</u>

Operating Funds from Operations (Operating FFO), which excludes $309,000 of extraordinary expenses incurred by the Company during 2014 related to the Land and Buildings activism campaign, was $1.26 per common share (diluted) for the full year ended December 31, 2014, compared to Funds from Operations (FFO) of $1.27 per common share (diluted) for the full year ended December 31, 2013. FFO for the full year ended December 31, 2014 was $1.26 per common share (diluted).

For the full year ended December 31, 2014, net income applicable to common shares was $144.2 million, or $2.49 per common share (diluted), compared to net income applicable to common shares of $61.0 million, or $1.17 per common share (diluted), for the full year ended December 31, 2013. Net income for the full year 2014 included gains of $133.3 million from the sale of five properties. Net income for the full year 2013 included gains of $52.8 million from the sale of four properties.

NOI for the year ended December 31, 2014 for the Company's same community portfolio increased 3.3% compared to the year ended December 31, 2013. Revenue increased 2.5%, while property operating expenses increased by only 1.2%.   Full year same community operating margins increased to 62.5% in 2014 compared to 62.0% in 2013. Average occupancy for the same community portfolio for 2014 was 95.7% compared to 95.6% for 2013.

Quarterly Results

Operating FFO for the fourth quarter of 2014 was $0.34 per common share (diluted) compared to FFO of $0.33 per common share (diluted) for the fourth quarter of 2013. FFO for the fourth quarter of 2014 was $0.33 per common share (diluted), and included $309,000 of extraordinary expenses incurred by the Company during the period related to the Land and Buildings activism campaign. Net income applicable to common shares was $36.6 million, or $0.63 per common share (diluted), for the quarter ended December 31, 2014, which included a $32.4 million gain associated with a property sale. For the fourth quarter of 2013, net income applicable to common shares was $29.2 million, or $0.51 per common share (diluted), which included a $26.0 million gain associated with two property sales. Net operating income (NOI) for the Company's same community portfolio increased 1.9% for the fourth quarter of 2014 compared to the fourth quarter of 2013. Revenue increased 1.5%, while property operating expenses increased by only 0.9%. Average occupancy for the same community portfolio during the fourth quarter of 2014 was 94.3% compared to 95.4% during the fourth quarter of 2013.

A reconciliation of net income attributable to the Company to FFO and Operating FFO is included on page 11.

Transactional Activity

During the fourth quarter, the Company closed on the sale of Cypress Shores, a 300-unit property located in Coconut Creek, FL. For the full year 2014, the Company completed five dispositions representing 1,209 units and total proceeds of approximately $216 million. The blended, unlevered IRR on these sales was 16.2%, and the blended market cap rate was 5.4%, which is calculated on trailing twelve months NOI after a 3% management fee and marking real estate taxes to market.

Today, the Company bought out its partner's interest in the 5th and Huntington land site in Monrovia, California. The land site was originally purchased in a 50/50 joint venture.

Quarterly Dividend on Common Shares

The Company previously announced it increased its dividend from $0.20 per share per quarter to $0.21 per share per quarter, effective with the dividend paid on January 30, 2015. The most recent increase was the second dividend increase authorized by the Associated Estates Board of Directors in 2014. Together, these two dividend increases reflect a total increase of $0.02 per share, or 10.5%, as compared to the dividend paid on August 1, 2014. On an annualized basis, the two quarterly dividend increases announced during 2014 raised Associated Estates' dividend by $0.08 in the aggregate, from $0.76 to $0.84 per share.

Board of Directors Appointment, Business Review and Corporate Governance Enhancements

On December 29, 2014, the Company announced the following actions:

- Douglas Crocker II, Chairman of Pearlmark Multifamily Partners and the former Vice Chairman and Chief Executive Officer of Equity Residential, has been appointed to the Company's Board as an independent director, effective immediately. The appointment of Mr. Crocker follows the decision by Mark L. Milstein to retire from the Board.

- The Company has engaged Citigroup Global Markets Inc. as a financial advisor to assist the Board in conducting a thorough review of the Company's business. Mr. Crocker, in his capacity as Chairman of the Finance and Planning Committee of the Board, together with the other committee members, have been tasked with overseeing this review of the Company's strategy, portfolio and business.

- The Associated Estates Board of Directors has unanimously approved the following actions to further enhance the Company's corporate governance practices: redeemed the Company's shareholder rights plan; eliminated the Executive Committee of the Board; and seeking shareholder approval at the 2015 Annual Meeting of Shareholders to eliminate the Company's 4.0% share ownership limit.

2015 Outlook

- Same Community Revenue Growth   2.50% to 3.50%
- Same Community Expense Growth   2.00% to 3.00%
- Same Community Property NOI Growth   2.75% to 3.75%
- Earnings Per Common Share $1.72 to $1.78
- Operating FFO Per Common Share $1.32 to $1.38

Additional detailed assumptions relating to the Company's guidance can be found on page 22.

Conference Call

A conference call to discuss the Company's fourth quarter results will be held today at 5:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial-in number is (855) 233-8223, and the conference ID is 61168775. An operator will ask you for the conference ID. The call will be archived through February 17, 2015. The dial-in number for the replay is (855) 859-2056.

Via the Internet (listen only): Access the Investors section of the Company's website at AssociatedEstates.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Fourth Quarter 2014 Earnings Conference Call" link. The webcast will be archived for 90 days.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Twelve Months Ended December 31, 2014 and 2013
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended December 31,				Twelve Months Ended December 31,			
		2014		2013		2014		2013
OPERATING INFORMATION								
Total revenue	$	48,256	$	49,070	$	194,080	$	181,479
Property revenue [1]	$	47,445	$	48,574	$	191,306	$	179,982
Property management and construction services revenue	$	312	$	—	$	891	$	—
Net income applicable to common shares	$	36,552	$	29,164	$	144,238	$	61,022
Per share - basic	$	0.64	$	0.51	$	2.51	$	1.18
Per share - diluted	$	0.63	$	0.51	$	2.49	$	1.17
Funds from Operations (FFO) [2]	$	19,283	$	19,033	$	72,780	$	66,078
Operating FFO [2]	$	19,592	$	19,033	$	73,089	$	66,078
FFO per share - diluted	$	0.33	$	0.33	$	1.26	$	1.27
Operating FFO per share - diluted	$	0.34	$	0.33	$	1.26	$	1.27
Funds Available for Distribution (FAD) [2]	$	17,824	$	17,238	$	66,281	$	58,311
Dividends per share	$	0.20	$	0.19	$	0.77	$	0.76
Payout ratio - FFO		60.6%		57.6%		61.1%		59.8%
Payout ratio - Operating FFO		58.8%		57.6%		61.1%		59.8%
Payout ratio - FAD		64.5%		63.3%		67.5%		67.9%
General and administrative expense	$	4,613	$	5,179	$	18,729	$	19,481
Development costs	$	88	$	249	$	779	$	912
Construction services expense	$	177	$	—	$	396	$	—
Personnel expense - allocated	$	1,121	$	1,136	$	4,514	$	4,236
Costs associated with acquisitions	$	13	$	67	$	185	$	524
Interest expense [3]	$	5,573	$	6,431	$	24,097	$	27,340
Capitalized interest	$	1,388	$	1,172	$	4,819	$	3,556
Interest coverage ratio [4]		3.50:1		3.30:1		3.29:1		2.98:1
Fixed charge coverage ratio [4]		3.50:1		3.30:1		3.29:1		2.98:1
General and administrative expense to property revenue		9.7%		10.7%		9.8%		10.8%
Personnel - allocated as a percentage of property revenue		2.4%		2.3%		2.4%		2.4%
Interest expense to property revenue [3]		11.7%		13.2%		12.6%		15.2%
Property NOI [5]	$	30,016	$	30,888	$	118,305	$	112,103
Same Community revenue increase [6]		1.5%		3.0%		2.5%		3.3%
Same Community expense increase [6]		0.9%		1.9%		1.2%		0.7%
Same Community NOI increase [6]		1.9%		3.6%		3.3%		5.0%

[1]   As reported per the Consolidated Statement of Operations and Comprehensive Income. Prior periods exclude discontinued operations.

[2]   See page 11 for a reconciliation of net income attributable to AERC to these non-GAAP measurements and page 23 for the Company's definition of these non-GAAP measurements.

[3]   Excludes amortization of financing fees of $476 and $1,879 for 2014 and $461 and $2,002 for 2013.

[4]   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/refunds if applicable. Individual line items in this calculation include results from discontinued operations where applicable. See page 23 for a reconciliation of net income applicable to common shares to EBITDA and the Company's definition of EBITDA.

[5]   See page 24 for a reconciliation of net income attributable to AERC to this non-GAAP measurement and the Company's definition of this non-GAAP measurement.

[6]   Same Community percentages for prior periods are as previously reported.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2014
(Unaudited; in thousands, except per share and ratio data)

	December 31, 2014		December 31, 2013	
CAPITALIZATION DATA				
Cash and cash equivalents	$	4,692	$	4,586
Cash held in escrow for 1031	$	43,295	$	—
Net real estate assets [1]	$	1,381,427	$	1,373,999
Total assets	$	1,465,697	$	1,422,497
Debt	$	749,113	$	812,974
Noncontrolling interests	$	350	$	350
Total shareholders' equity attributable to AERC	$	647,226	$	544,450
Common shares outstanding		57,650		57,476
Share price, end of period	$	23.21	$	16.05
Total capitalization	$	2,087,170	$	1,735,464
Undepreciated book value of real estate assets [1]	$	1,778,637	$	1,760,840
Net debt to undepreciated book value of real estate assets [2]		39.4%		45.9%
Secured debt to undepreciated book value		15.3%		15.9%
Annual dividend [3]	$	0.84	$	0.76
Annual dividend yield based on share price, end of period		3.6%		4.7%

[1]   Includes $54,800 and $9,321 of the Company's investment in unconsolidated entities at December 31, 2014 and December 31, 2013.

[2]   Net of cash and cash held in escrow for 1031 like kind exchange.

[3]   The quarterly dividend increased $0.01 to $0.21 per quarter, effective with the January 30, 2015 dividend payment.

Associated Estates Realty Corporation
Financial and Operating Highlights
Fourth Quarter 2014
(Unaudited)

	Properties	Number of Units	Average Age
PORTFOLIO INFORMATION			
Company Portfolio:			
Same Community:			
Midwest	25	5,936	21
Mid-Atlantic	10	3,146	8
Southeast	5	1,260	16
Southwest	3	842	11
Total Same Community	43	11,184	16
Acquisitions	6	1,451	8
Development [1]	—	99	1
Total Owned Portfolio	49	12,734	15
Properties Under Development:			
Consolidated:			
Dallas	1	249	
Metro DC	1	140	
Southern California	1	175	
Unconsolidated:			
Northern California	1	410	
Southern California	1	472	
Managed (under contract to acquire):			
Atlanta	1	345	
Central Florida	1	350	
Southeast Florida	1	331	
Total Company Portfolio	57	15,206	

(1)   Reflects a 99-unit expansion to a community located in Dallas, Texas.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Fourth Quarter 2014
(Unaudited; dollar amount in thousands)

	December 31, 2014	December 31, 2013
ASSETS		
Real estate assets		
Investment in real estate	$ 1,650,256	$ 1,708,726
Construction in progress	73,581	42,793
Less: Accumulated depreciation	(397,210)	(386,841)
Net real estate owned	1,326,627	1,364,678
Investment in unconsolidated entities	54,800	9,321
Total net real estate	1,381,427	1,373,999
Cash and cash equivalents	4,692	4,586
Restricted cash	46,361	3,465
Other assets	33,217	40,447
Total assets	$ 1,465,697	$ 1,422,497
LIABILITIES AND SHAREHOLDERS' EQUITY		
Mortgage notes payable	$ 272,613	$ 279,474
Unsecured notes	250,000	250,000
Unsecured revolving credit facility	76,500	133,500
Unsecured term loan	150,000	150,000
Total debt	749,113	812,974
Accounts payable and other liabilities	69,008	64,723
Total liabilities	818,121	877,697
Equity		
Common shares, without par value; $.10 stated value; 91,000,000 authorized		
57,708,675 issued and 57,649,609 outstanding at December 31, 2014, and		
57,595,479 issued and 57,476,192 outstanding at December 31, 2013, respectively	5,771	5,760
Paid-in capital	758,079	754,582
Accumulated distributions in excess of accumulated net income	(114,551)	(213,275)
Accumulated other comprehensive loss	(1,093)	(702)
Less: Treasury shares, at cost, 59,066 and 119,287 shares		
at December 31, 2014 and December 31, 2013, respectively	(980)	(1,915)
Total shareholders' equity attributable to AERC	647,226	544,450
Noncontrolling interest	350	350
Total equity	647,576	544,800
Total liabilities and equity	$ 1,465,697	$ 1,422,497

Associated Estates Realty Corporation
Consolidated Statements of Operations and Comprehensive Income
Three and Twelve Months Ended December 31, 2014 and 2013
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	2013	2014	2013
REVENUE				
Property revenue	$ 47,445	$ 48,574	$ 191,306	$ 179,982
Office revenue	499	496	1,883	1,497
Property management and construction services revenue	312	—	891	—
Total revenue	48,256	49,070	194,080	181,479
EXPENSES				
Property operating and maintenance	17,429	17,686	73,001	67,879
Depreciation and amortization	15,600	16,094	63,557	58,053
General and administrative	4,613	5,179	18,729	19,481
Development costs	88	249	779	912
Construction services	177	—	396	—
Costs associated with acquisitions	13	67	185	524
Total expenses	37,920	39,275	156,647	146,849
Operating income	10,336	9,795	37,433	34,630
Interest expense	(6,049)	(6,892)	(25,976)	(29,342)
Gain on disposition of properties	32,385	—	133,254	—
Income from continuing operations	36,672	2,903	144,711	5,288
Income from discontinued operations:				
Operating income, net of interest expense	—	410	—	3,179
Gain on disposition of properties	—	25,960	—	52,828
Income from discontinued operations	—	26,370	—	56,007
Net income	36,672	29,273	144,711	61,295
Net income attributable to noncontrolling redeemable interest	—	—	—	(45)
Net income attributable to AERC	36,672	29,273	144,711	61,250
Allocation to participating securities	(120)	(109)	(473)	(228)
Net income applicable to common shares	$ 36,552	$ 29,164	$ 144,238	$ 61,022
Earnings per common share - basic:				
Income from continuing operations applicable to common shares	$ 0.64	$ 0.05	$ 2.51	$ 0.10
Income from discontinued operations	—	0.46	—	1.08
Net income applicable to common shares - basic	$ 0.64	$ 0.51	$ 2.51	$ 1.18
Earnings per common share - diluted:				
Income from continuing operations applicable to common shares	$ 0.63	$ 0.05	$ 2.49	$ 0.10
Income from discontinued operations	—	0.46	—	1.07
Net income applicable to common shares - diluted	$ 0.63	$ 0.51	$ 2.49	$ 1.17
Comprehensive income:				
Net income	$ 36,672	$ 29,273	$ 144,711	$ 61,295
Other comprehensive income:				
Change in fair value and reclassification of hedge instruments	(459)	545	(391)	2,233
Total comprehensive income	36,213	29,818	144,320	63,528
Comprehensive income attributable to noncontrolling interests	—	—	—	(45)
Total comprehensive income attributable to AERC	$ 36,213	$ 29,818	$ 144,320	$ 63,483
Weighted average shares outstanding - basic	57,542	57,039	57,478	51,622
Weighted average shares outstanding - diluted	58,118	57,608	57,975	52,184

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
For the Three and Twelve Months Ended December 31, 2014 and 2013
(In thousands; except per share data)

		Three Months Ended December 31,		Twelve Months Ended December 31,	
		2014	2013	2014	2013
CALCULATION OF FFO AND FAD					
Net income attributable to AERC		$ 36,672	$ 29,273	$ 144,711	$ 61,250
Add:	Depreciation - real estate assets	14,622	14,839	58,039	53,779
	Amortization of intangible assets	374	881	3,284	3,877
Less:	Gain on disposition of properties	(32,385)	(25,960)	(133,254)	(52,828)
	Funds from Operations (FFO) [1]	19,283	19,033	72,780	66,078
Add:	Shareholder activism costs	309	—	309	—
	Operating FFO [1]	19,592	19,033	73,089	66,078
Add:	Depreciation - other assets	604	549	2,234	2,176
	Amortization of deferred financing fees	476	461	1,879	2,002
Less:	Recurring fixed asset additions [2]	(2,848)	(2,805)	(10,921)	(11,945)
	Funds Available for Distribution (FAD) [1]	$ 17,824	$ 17,238	$ 66,281	$ 58,311
Weighted average shares outstanding - diluted [3]		58,118	57,608	57,975	52,184
PER SHARE INFORMATION:					
FFO - diluted		$ 0.33	$ 0.33	$ 1.26	$ 1.27
Operating FFO - diluted		$ 0.34	$ 0.33	$ 1.26	$ 1.27
Dividends		$ 0.20	$ 0.19	$ 0.77	$ 0.76
Payout ratio - FFO		60.6%	57.6%	61.1%	59.8%
Payout ratio - Operating FFO		58.8%	57.6%	61.1%	59.8%
Payout ratio - FAD		64.5%	63.3%	67.5%	67.9%

(1) See page 23 for the Company's definition of these non-GAAP measurements. Individual line items included in FFO, operating FFO and FAD calculations include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 10 stock options for the three and twelve months ended December 31, 2013, as their inclusion would be anti-dilutive.

Associated Estates Realty Corporation
Development Pipeline
As of December 31, 2014

(Unaudited; dollar amounts in thousands, except per unit data)

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Consolidated Current Developments

Under Construction	Location	Ownership %	Total Units	Total Estimated Capital Cost (1) (6)	Cost to Date	Total Debt	Estimated/Actual Dates for Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations (2)	Average Rent Per Unit (3)	Commercial Rent Per Month (5)	% Leased	% Occupied
Cantabria at Turtle Creek	Dallas, TX	100.0%	249	$ 56,800	$ 52,373	$ 32,006	Q2 2013	Q3 2014	Q1 2015	Q2 2015	$ 2,286	N/A	31.3%	24.5%
7001 Arlington at Bethesda	Bethesda, MD	98.1% (4)	140	$ 53,400	$ 46,658	$ 16,673	Q4 2012	Q1 2015	Q2 2015	Q3 2015	$ 2,781	$ 39,000	N/A	N/A
The Desmond on Wilshire	Los Angeles, CA	100.0%	175	$ 76,300	$ 44,982	$ —	Q2 2013	Q3 2015	Q4 2015	Q1 2016	$ 3,338	N/A	N/A	N/A
Total			564	$ 186,500	$ 144,013	$ 48,679								

Unconsolidated Current Developments

Under Construction	Location	Ownership %	Total Units	Total Estimated Capital Cost (1) (6)	Cost to Date	AEC Investment to Date	Total Debt	AEC Share of Debt	Estimated/Actual Dates for Construction Start	Initial Occupancy	Construction Completion	Stabilized Operations (2)	Average Rent Per Unit (3)	Commercial Rent Per Month (5)	% Leased	% Occupied
350 8th	San Francisco, CA	50.0%	410	$ 245,000	$ 82,647	$ 39,172	$ —	$ —	Q2 2014	Q4 2015	Q4 2016	Q1 2017	$ 3,837	$ 152,000	N/A	N/A
950 East Third	Los Angeles, CA	50.0%	472	$ 164,000	$ 38,505	$ 7,730	$ —	—	Q3 2014	Q3 2016	Q1 2017	Q4 2017	$ 2,651	$ 66,000	N/A	N/A
Total			882	$ 409,000	$ 121,152	$ 46,902	$ —	$ —								

Future Development Pipeline - Unimproved Land

Name	Location	Ownership %	Estimated Number of Units (6)	Cost to Date	AEC Investment to Date	
5th and Huntington (7)	Monrovia, CA	50.0%	154	$ 15,331	$ 7,898	Unconsolidated
Warner Center	Woodland Hills, CA	100.0%	379	$ 17,519	$ 17,519	Consolidated

(1) Total capital cost are calculated as if owned 100.0% by the Company and represent estimated costs for projects under development inclusive of all capitalized costs in accordance with GAAP.
(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.
(3) Reflects our projected stabilized rents. We expect to update these projections periodically to reflect market rents and rents achieved.
(4) Ownership percentage based on current equity of the joint venture and is subject to change based on changes in total equity. Joint venture partner contribution is $350.
(5) Based on 6,898 square feet of commercial space at 7001 Arlington at Bethesda, 40,000 square feet of commercial space at 350 8th and 19,700 square feet of commercial space at 950 East Third.
(6) Based on current projections as of February 3, 2015.
(7) On February 3, 2015, the Company acquired its joint venture partners' 50% interest in the partnership for $8.4 million, increasing our ownership percentage in the development site to 100%.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands; except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Twelve Months Ended December 31, 2014 Amount	Cost Per Unit [1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance [2]		$ 11,274	$ 858
Maintenance personnel labor cost [2]		6,556	499
Total Operating Expenses Related to Repairs and Maintenance		17,830	1,357
CAPITAL EXPENDITURES			
Recurring Capital Expenditures [3]			
Amenities	5	543	41
Appliances	5	1,134	86
Building improvements	14	1,200	91
Carpet and flooring	5	3,517	268
Furnishings	5	141	11
Office/Model	5	157	12
HVAC and mechanicals	15	942	72
Landscaping and grounds	14	2,412	184
Unit improvements	5	166	13
Total Recurring Capital Expenditures - Properties		10,212	778
Corporate Capital Expenditures		709	54
Total Recurring Capital Expenditures		10,921	832
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 28,751	$ 2,189
Total Recurring Capital Expenditures		$ 10,921	
Investment/Revenue Enhancing/Non-Recurring Expenditures [4]			
Building improvements - unit upgrades	Various	2,438	
Building improvements - other	20	2,603	
Ground improvements	Various	72	
Corporate capital expenditures	Various	212	
Total Investment/Revenue Enhancing/Non-Recurring Expenditures		5,325	
Grand Total Capital Expenditures		$ 16,246	

(1)   Calculated using weighted average units owned during the twelve months ended December 31, 2014 of 13,134.

(2)   Included in property operating and maintenance expense in the Consolidated Statements of Operations and Comprehensive Income.

(3)   See page 24 for our definition of recurring fixed asset additions.

(4)   See page 24 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

Associated Estates Realty Corporation
General and Administrative Expense, Personnel Expense - Allocated, Construction Services,
   Development and Property Management
For the Three and Twelve Months Ended December 31, 2014 and 2013
(Unaudited; in thousands)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	2013	2014	2013
General and Administrative, Personnel - Allocated, Construction				
Services, Development and Property Management				
General and administrative expense	$ 4,613	$ 5,179	$ 18,729	$ 19,481
Personnel - allocated [1]	1,121	1,136	4,514	4,236
Total	5,734	6,315	23,243	23,717
Construction services revenue	(223)	—	(611)	—
Construction services expense	177	—	396	—
Construction services, net	(46)	—	(215)	—
Development costs	88	249	779	912
Net development	42	249	564	912
Property management revenue	(89)	—	(280)	—
Net overhead	$ 5,687	$ 6,564	$ 23,527	$ 24,629

[1]   Represents general and administrative expense allocations to property operating and maintenance expenses.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Last Five Quarters
(Unaudited; in thousands, except unit totals and per unit amounts)

	December 31, 2014	September 30, 2014	Quarter Ended June 30, 2014	March 31, 2014	December 31, 2013
Property Revenue	$ 42,375	$ 42,583	$ 42,319	$ 41,922	$ 41,743
Property Operating and					
Maintenance Expenses					
Personnel - on site	3,177	3,225	3,396	3,360	3,140
Personnel - allocated	999	1,005	1,002	993	988
Advertising	438	465	428	462	415
Utilities	2,001	2,026	1,796	1,968	1,914
Repairs and maintenance	1,959	2,650	2,719	2,539	2,288
Real estate taxes and insurance	5,837	5,847	6,072	6,401	5,641
Other operating	1,006	990	889	908	894
Total Expenses	15,417	16,208	16,302	16,631	15,280
Property Net Operating Income	$ 26,958	$ 26,375	$ 26,017	$ 25,291	$ 26,463
Operating Margin	63.6%	61.9%	61.5%	60.3%	63.4%
Personnel - Allocated as a					
Percentage of Property Revenue	2.4%	2.4%	2.4%	2.4%	2.4%
Total Number of Units	11,724	11,724	11,724	11,724	11,724
Property NOI Per Unit	$ 2,299	$ 2,250	$ 2,219	$ 2,157	$ 2,257
Monthly Property Revenue					
Per Occupied Unit	$ 1,277	$ 1,277	$ 1,251	$ 1,239	$ 1,244
Average Occupancy [2]	94.3%	94.8%	96.2%	96.2%	95.4%

(1)   The results for all quarters include Doral West and Rienzi at Turtle Creek, which were acquired during 2013.

(2)   Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data [1]
Operating Results for the Twelve Months Ended December 31, 2014 and 2013
(Unaudited; in thousands, except unit totals and per unit amounts)

		Twelve Months Ended December 31,		
		2014		2013
Property Revenue	$	156,851	$	153,050
Property Operating and Maintenance Expenses				
Personnel - on site		12,433		12,430
Personnel - allocated		3,709		3,622
Advertising		1,644		1,594
Utilities		7,202		7,017
Repairs and maintenance		8,843		9,003
Real estate taxes and insurance		21,454		20,957
Other operating		3,559		3,544
Total Expenses		58,844		58,167
Property Net Operating Income	$	98,007	$	94,883
Operating Margin		62.5%		62.0%
Personnel - Allocated as a Percentage to Property Revenue		2.4%		2.4%
Total Number of Units		11,184		11,184
Property NOI Per Unit	$	8,763	$	8,484
Monthly Property Revenue Per Occupied Unit	$	1,221	$	1,193
Average Occupancy [2]		95.7%		95.6%

(1) The results shown for both years exclude Doral West and Rienzi at Turtle Creek, which were all acquired during 2013.

(2) Is defined as the average number of units occupied during the quarter divided by total number of units.

Associated Estates Realty Corporation
Same Community Data
As of December 31, 2014 and 2013
(Unaudited)

	No. of Units	Average Age [3]	Property Revenue per Occupied Unit			Average Occupancy [1]		Turnover Ratio [2]	
			Q4 2014	Q4 2013	% Change	Q4 2014	Q4 2013	Q4 2014	Q4 2013
Midwest Properties									
Indianapolis	836	18	$ 994	$ 954	4.2 %	95.3%	95.1%	49.8%	49.8%
Southeast Michigan	1,778	21	1,043	1,017	2.6 %	94.4%	95.1%	48.1%	47.2%
Western Michigan	438	23	954	927	2.9 %	95.0%	97.4%	48.4%	44.7%
Central Ohio	1,581	23	1,039	1,016	2.3 %	93.8%	95.8%	49.3%	52.6%
Northeast Ohio	1,303	19	1,243	1,200	3.6 %	93.2%	94.6%	58.6%	58.3%
Total Midwest	5,936	21	1,072	1,041	3.0 %	94.1%	95.3%	51.0%	51.3%
Mid-Atlantic Properties									
Metro DC	250	6	2,094	2,121	(1.3)%	95.9%	94.6%	38.4%	73.6%
Raleigh-Durham	760	7	1,254	1,209	3.7 %	95.5%	96.9%	54.2%	53.7%
Northern Virginia	1,272	9	1,648	1,652	(0.2)%	94.9%	94.4%	53.1%	52.2%
Southeast Virginia	864	8	1,246	1,225	1.7 %	94.8%	94.2%	54.2%	48.1%
Total Mid-Atlantic	3,146	8	1,478	1,465	0.9 %	95.1%	94.9%	52.5%	53.1%
Southeast Properties									
Southeast Florida	1,294	15	1,616	1,549	4.3 %	94.4%	96.1%	51.0%	48.5%
Atlanta	354	22	1,210	1,135	6.6 %	96.1%	97.4%	47.5%	52.0%
Total Southeast	1,648	16	1,529	1,460	4.7 %	94.7%	96.3%	50.2%	49.3%
Southwest Properties									
Dallas	994	11	1,451	1,396	3.9 %	92.2%	96.0%	50.7%	42.3%
Total Southwest	994	11	1,451	1,396	3.9 %	92.2%	96.0%	50.7%	42.3%
Total/Average Same									
Community	11,724	16	$ 1,277	$ 1,244	2.7 %	94.3%	95.4%	51.3%	50.7%

(1)　Is defined as the average number of units occupied during the quarter divided by total number of units.

(2)　Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(3)　Age shown in years.

Associated Estates Realty Corporation
Sequential Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended December 31, 2014 and September 30, 2014
(Unaudited; in thousands, except unit totals)

	No. of Units	Q4 2014 Average Occupancy [1]	Q3 2014 Average Occupancy [1]	Q4 2014 Revenue	Q3 2014 Revenue	Incr/ (Decr)	% Change	Q4 2014 Expenses	Q3 2014 Expenses	Incr/ (Decr)	% Change	Q4 2014 NOI	Q3 2014 NOI	Incr/ (Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	95.3%	95.9%	$ 2,375	$ 2,360	$ 15	0.6 %	$ 857	$ 950	$ (93)	(9.8)%	$ 1,518	$ 1,410	$ 108	7.7 %
Southeast Michigan	1,778	94.4%	94.9%	5,251	5,303	(52)	(1.0)%	1,832	2,074	(242)	(11.7)%	3,419	3,229	190	5.9 %
Western Michigan	438	95.0%	96.6%	1,191	1,207	(16)	(1.3)%	430	491	(61)	(12.4)%	761	716	45	6.3 %
Central Ohio	1,581	93.8%	95.5%	4,623	4,711	(88)	(1.9)%	1,770	1,980	(210)	(10.6)%	2,853	2,731	122	4.5 %
Northeast Ohio	1,303	93.2%	94.6%	4,528	4,621	(93)	(2.0)%	1,493	1,673	(180)	(10.8)%	3,035	2,948	87	3.0 %
	5,936	94.1%	95.2%	17,968	18,202	(234)	(1.3)%	6,382	7,168	(786)	(11.0)%	11,586	11,034	552	5.0 %
Mid-Atlantic Properties															
Metro DC	250	95.9%	95.7%	1,506	1,532	(26)	(1.7)%	477	491	(14)	(2.9)%	1,029	1,041	(12)	(1.2)%
Raleigh-Durham	760	95.5%	96.0%	2,730	2,717	13	0.5 %	850	880	(30)	(3.4)%	1,880	1,837	43	2.3 %
Northern Virginia	1,272	94.9%	95.2%	5,966	5,981	(15)	(0.3)%	1,819	1,817	2	0.1 %	4,147	4,164	(17)	(0.4)%
Southeast Virginia	864	94.8%	96.3%	3,059	3,090	(31)	(1.0)%	971	1,023	(52)	(5.1)%	2,088	2,067	21	1.0 %
	3,146	95.1%	95.7%	13,261	13,320	(59)	(0.4)%	4,117	4,211	(94)	(2.2)%	9,144	9,109	35	0.4 %
Southeast Properties															
Southeast Florida	1,294	94.4%	92.8%	5,921	5,800	121	2.1 %	2,376	2,275	101	4.4 %	3,545	3,525	20	0.6 %
Atlanta	354	96.1%	96.1%	1,235	1,210	25	2.1 %	517	528	(11)	(2.1)%	718	682	36	5.3 %
	1,648	94.7%	93.3%	7,156	7,010	146	2.1 %	2,893	2,803	90	3.2 %	4,263	4,207	56	1.3 %
Southwest Properties															
Dallas	994	92.2%	92.7%	3,990	4,051	(61)	(1.5)%	2,025	2,026	(1)	— %	1,965	2,025	(60)	(3.0)%
	994	92.2%	92.7%	3,990	4,051	(61)	(1.5)%	2,025	2,026	(1)	— %	1,965	2,025	(60)	(3.0)%
Total Same Community	11,724	94.3%	94.8%	42,375	42,583	(208)	(0.5)%	15,417	16,208	(791)	(4.9)%	26,958	26,375	583	2.2 %
Acquisitions [2]															
Charlotte	562	95.3%	89.4%	2,155	2,015	140	6.9 %	656	716	(60)	(8.4)%	1,499	1,299	200	15.4 %
Raleigh-Durham	349	95.2%	94.4%	1,346	1,341	5	0.4 %	376	427	(51)	(11.9)%	970	914	56	6.1 %
Development															
Metro DC [3]	—	N/A	N/A	—	—	—	N/A	38	—	38	N/A	(38)	—	(38)	N/A
Dallas [4]	99	95.4%	97.6%	545	354	191	54.0 %	404	225	179	79.6 %	141	129	12	9.3 %
Properties owned at 12/31	12,734	94.4%	94.6%	46,421	46,293	128	0.3 %	16,891	17,576	(685)	(3.9)%	29,530	28,717	813	2.8 %
Dispositions [5]	1,209			1,024	1,151			538	497			486	654		
Total	13,943			$ 47,445	$ 47,444			$ 17,429	$ 18,073			$ 30,016	$ 29,371		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Pre-leasing and administrative costs for our 140-unit 7001 Arlington at Bethesda development.

(4) Includes revenue of $203 and $12 for Q4 and Q3, respectively and administrative costs of $255 and $82 for Q4 and Q3, respectively for our 249-unit Cantabria development in Dallas.

(5) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Fourth Quarter Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Three Months Ended December 31, 2014 and 2013
(Unaudited; in thousands, except unit totals)

	No. of Units	Q4 2014 Average Occupancy [1]	Q4 2013 Average Occupancy [1]	Q4 2014 Revenue	Q4 2013 Revenue	Incr/(Decr)	% Change	Q4 2014 Expenses	Q4 2013 Expenses	Incr/(Decr)	% Change	Q4 2014 NOI	Q4 2013 NOI	Incr/(Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	95.3%	95.1%	$ 2,375	$ 2,275	$ 100	4.4 %	$ 857	$ 838	$ 19	2.3 %	$ 1,518	$ 1,437	$ 81	5.6 %
Southeast Michigan	1,778	94.4%	95.1%	5,251	5,160	91	1.8%	1,832	1,935	(103)	(5.3%)	3,419	3,225	194	6.0%
Western Michigan	438	95.0%	97.4%	1,191	1,186	5	0.4%	430	478	(48)	(10.0%)	761	708	53	7.5%
Central Ohio	1,581	93.8%	95.8%	4,623	4,616	7	0.2%	1,770	1,816	(46)	(2.5%)	2,853	2,800	53	1.9%
Northeast Ohio	1,303	93.2%	94.6%	4,528	4,439	89	2.0 %	1,493	1,516	(23)	(1.5)%	3,035	2,923	112	3.8 %
	5,936	94.1%	95.3%	17,968	17,676	292	1.7 %	6,382	6,583	(201)	(3.1)%	11,586	11,093	493	4.4 %
Mid-Atlantic Properties															
Metro DC	250	95.9%	94.6%	1,506	1,505	1	0.1 %	477	471	6	1.3 %	1,029	1,034	(5)	(0.5)%
Raleigh-Durham	760	95.5%	96.9%	2,730	2,672	58	2.2 %	850	870	(20)	(2.3)%	1,880	1,802	78	4.3 %
Northern Virginia	1,272	94.9%	94.4%	5,966	5,954	12	0.2 %	1,819	1,836	(17)	(0.9)%	4,147	4,118	29	0.7%
Southeast Virginia	864	94.8%	94.2%	3,059	2,992	67	2.2 %	971	1,007	(36)	(3.6)%	2,088	1,985	103	5.2 %
	3,146	95.1%	94.9%	13,261	13,123	138	1.1 %	4,117	4,184	(67)	(1.6)%	9,144	8,939	205	2.3 %
Southeast Properties															
Southeast Florida	1,294	94.4%	96.1%	5,921	5,777	144	2.5 %	2,376	2,307	69	3.0 %	3,545	3,470	75	2.2 %
Atlanta	354	96.1%	97.4%	1,235	1,174	61	5.2 %	517	479	38	7.9 %	718	695	23	3.3 %
	1,648	94.7%	96.3%	7,156	6,951	205	2.9 %	2,893	2,786	107	3.8 %	4,263	4,165	98	2.4 %
Southwest Properties															
Dallas	994	92.2%	96.0%	3,990	3,993	(3)	(0.1%)	2,025	1,727	298	17.3%	1,965	2,266	(301)	(13.3%)
	994	92.2%	96.0%	3,990	3,993	(3)	(0.1%)	2,025	1,727	298	17.3%	1,965	2,266	(301)	(13.3%)
Total Same Community	11,724	94.3%	95.4%	42,375	41,743	632	1.5%	15,417	15,280	137	0.9%	26,958	26,463	495	1.9%
Acquisitions [2]															
Charlotte	562	95.3%	96.6%	2,155	1,009	1,146	N/A	656	335	321	N/A	1,499	674	825	N/A
Raleigh-Durham	349	95.2%	84.1%	1,346	532	814	N/A	376	223	153	N/A	970	309	661	N/A
Development															
Metro DC [3]	—	N/A	N/A	—	—	—	N/A	38	—	38	N/A	(38)	—	(38)	N/A
Dallas [4]	99	95.4%	N/A	545	141	404	N/A	404	68	336	N/A	141	73	68	N/A
Properties owned at 12/31	12,734	94.4%	95.1%	46,421	43,425	$2,996	6.9%	16,891	15,906	985	6.2%	29,530	27,519	2,011	7.3%
Dispositions [5]	1,209			1,024	5,149			538	1,780			486	3,369		
Total	13,943			$ 47,445	$ 48,574			$ 17,429	$ 17,686			$ 30,016	$ 30,888		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Pre-leasing and administrative costs for our 140-unit 7001 Arlington at Bethesda development.

(4) Includes revenue of $203 for Q4 2014 and administrative costs of $255 for Q4 2014 for our 249-unit Cantabria development in Dallas.

(5) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Year-to-Date Property Revenue, Operating Expenses and Net Operating Income (NOI)
For the Twelve Months Ended December 31, 2014 and 2013

(Unaudited; in thousands, except unit totals)

	No. of Units	YTD 2014 Average Occupancy [1]	YTD 2013 Average Occupancy [1]	YTD 2014 Revenue	YTD 2013 Revenue	Incr/(Decr)	% Change	YTD 2014 Expenses	YTD 2013 Expenses	Incr/(Decr)	% Change	YTD 2014 NOI	YTD 2013 NOI	Incr/(Decr)	% Change
Same Community															
Midwest Properties															
Indianapolis	836	96.5%	95.5%	$ 9,372	$ 9,067	$ 305	3.4 %	$ 3,610	$ 3,694	$ (84)	(2.3)%	$ 5,762	$ 5,373	$ 389	7.2 %
Southeast Michigan	1,778	95.3%	95.8%	20,947	20,346	601	3.0 %	7,962	7,973	(11)	(0.1)%	12,985	12,373	612	4.9 %
Western Michigan	438	96.8%	97.4%	4,760	4,723	37	0.8 %	1,910	1,998	(88)	(4.4)%	2,850	2,725	125	4.6 %
Central Ohio	1,581	95.4%	95.7%	18,560	18,327	233	1.3 %	7,744	7,834	(90)	(1.1)%	10,816	10,493	323	3.1 %
Northeast Ohio	1,303	94.9%	95.6%	18,166	17,715	451	2.5 %	6,583	6,463	120	1.9 %	11,583	11,252	331	2.9 %
	5,936	95.5%	95.8%	71,805	70,178	1,627	2.3 %	27,809	27,962	(153)	(0.5)%	43,996	42,216	1,780	4.2 %
Mid-Atlantic Properties															
Metro DC	250	95.6%	96.2%	6,057	6,137	(80)	(1.3)%	1,969	2,020	(51)	(2.5)%	4,088	4,117	(29)	(0.7)%
Raleigh-Durham	760	96.4%	95.7%	10,829	10,370	459	4.4 %	3,471	3,401	70	2.1 %	7,358	6,969	389	5.6 %
Northern Virginia	1,272	95.6%	95.1%	23,945	23,808	137	0.6 %	7,485	7,475	10	0.1 %	16,460	16,333	127	0.8 %
Southeast Virginia	864	95.7%	94.5%	12,287	12,046	241	2.0 %	4,055	3,820	235	6.2 %	8,232	8,226	6	0.1 %
	3,146	95.8%	95.2%	53,118	52,361	757	1.4 %	16,980	16,716	264	1.6 %	36,138	35,645	493	1.4 %
Southeast Properties															
Southeast Florida	906	96.5%	95.7%	15,670	14,873	797	5.4 %	6,557	6,370	187	2.9 %	9,113	8,503	610	7.2 %
Atlanta	354	96.3%	96.8%	4,783	4,570	213	4.7 %	2,099	1,960	139	7.1 %	2,684	2,610	74	2.8 %
	1,260	96.5%	95.9%	20,453	19,443	1,010	5.2 %	8,656	8,330	326	3.9 %	11,797	11,113	684	6.2 %
Southwest Properties															
Dallas	842	95.4%	95.7%	11,475	11,068	407	3.7 %	5,399	5,159	240	4.7 %	6,076	5,909	167	2.8 %
	842	95.4%	95.7%	11,475	11,068	407	3.7 %	5,399	5,159	240	4.7 %	6,076	5,909	167	2.8 %
Total Same Community	11,184	95.7%	95.6%	156,851	153,050	3,801	2.5 %	58,844	58,167	677	1.2 %	98,007	94,883	3,124	3.3 %
Acquisitions [2]															
Southeast Florida	388	91.0%	96.9%	7,659	3,672	3,987	N/A	2,995	1,423	1,572	N/A	4,664	2,249	2,415	N/A
Charlotte	562	92.4%	96.6%	6,581	1,009	5,572	N/A	2,218	336	1,882	N/A	4,363	673	3,690	N/A
Raleigh-Durham	349	94.8%	84.1%	5,297	532	4,765	N/A	1,578	222	1,356	N/A	3,719	310	3,409	N/A
Dallas	152	91.9%	96.1%	4,690	1,235	3,455	N/A	2,720	501	2,219	N/A	1,970	734	1,236	N/A
Development															
Metro DC [3]	—	N/A	N/A	—	—	—	N/A	38	—	38	N/A	(38)	—	(38)	N/A
Dallas [4]	99	93.6%	N/A	1,528	145	1,383	N/A	948	87	861	N/A	580	58	522	N/A
Properties owned at 12/31	12,734	95.2%	95.3%	182,606	159,643	$ 22,963	14.4 %	69,341	60,736	$ 8,605	14.2 %	113,265	98,907	$14,358	14.5 %
Dispositions [5]	1,209			8,700	20,339			3,660	7,143			5,040	13,196		
Total	13,943			$ 191,306	$ 179,982			$ 73,001	$ 67,879			$118,305	$112,103		

(1) Is defined as the average number of units occupied during the quarter divided by total number of units.

(2) We define acquisition properties as acquired properties which have been owned less than one year.

(3) Pre-leasing and administrative costs for our 140-unit 7001 Arlington at Bethesda development.

(4) Includes revenue of $216 for YTD 2014 and administrative costs of $359 for YTD 2014 for our 249-unit Cantabria development in Dallas.

(5) Effective Q1 2014 for the Company, per ASU No. 2014-08, only disposals representing a major strategic shift in operations will be presented as discontinued operations.

Associated Estates Realty Corporation
Debt Structure
As of December 31, 2014
(Dollar amounts in thousands)

	Balance Outstanding December 31, 2014	Percentage of Total Debt	Weighted Average Interest Rate
Fixed Rate Debt:			
Secured	$ 223,934	29.9%	4.8%
Unsecured - notes	250,000	33.4%	4.4%
Total Fixed Rate Debt	473,934	63.3%	4.6%
Variable Rate Debt Swapped to Fixed:			
Unsecured - term loan [1] [2]	125,000	16.7%	2.7%
Total Variable Rate Debt Swapped to Fixed	125,000	16.7%	2.7%
Variable Rate Debt Unhedged:			
Secured	48,679	6.5%	1.5%
Unsecured - revolver	76,500	10.2%	1.5%
Unsecured - term loan [3]	25,000	3.3%	1.6%
Total Variable Rate Debt Unhedged	150,179	20.0%	1.5%
TOTAL DEBT	$ 749,113	100.0%	3.7%
Interest coverage ratio [4]	3.29:1		
Fixed charge coverage ratio [4]	3.29:1		
Weighted average maturity	5.2 years		

Scheduled Principal Maturities:	Secured	Unsecured	Total
2015	$ 19,560	$ —	$ 19,560
2016	89,855	—	89,855
2017	—	76,500	76,500
2018	47,591	—	47,591
2019	12,025	—	12,025
Thereafter	103,582	400,000	503,582
Total	$ 272,613	$ 476,500	$ 749,113

(1) The Company entered into a forward starting swap in December 2011 fixing the rate beginning in June 2013 until June 2016 at a rate of 1.26% plus the credit spread which was 1.40% as of December 31, 2014, or an all-in rate of 2.66%. Additionally, the Company entered into a forward starting swap in April 2013 fixing the rate beginning June 2016 at a rate of 1.55% plus the credit spread which was 1.40% as of December 31, 2014, or an all-in rate of 2.95% until January 2018.

(2) The Company entered into a forward starting swap in January 2015 fixing the rate beginning January 2018 at a rate of 1.75% plus the credit spread which was 1.40% as of December 31, 2014, or an all-in rate of 3.15% until the loan matures in January 2020.

(3) The Company entered into a forward starting swap in January 2015 fixing the rate beginning January 2016 at a rate of 1.42% plus the credit spread which was 1.40% as of December 31, 2014, or an all-in rate of 2.82% until the loan matures in January 2020.

(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding prepayment costs/credits if applicable. Individual line items in this calculation include results from discontinued operations where applicable. See page 23 for a reconciliation of net income available to common shares to EBITDA and the Company's definition of EBITDA.

Associated Estates Realty Corporation
2015 Financial Outlook
As of February 3, 2015

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

Earnings Guidance Per Common Share	
Expected net income attributable to AERC	$1.72 to $1.78
Expected real estate depreciation and amortization	1.14
Expected gains on disposition of properties	-1.54
Expected Operating FFO (1)	$1.32 to $1.38
Same Community Portfolio	
Revenue growth	2.5% to 3.5%
Expense growth	2.0% to 3.0%
Property NOI (2) growth	2.75% to 3.75%
Transactions	
Acquisitions	$250.0 million
Dispositions	$150.0 million
Development	$125.0 million
Corporate Revenue/Expenses	
Construction services revenue, net	$0.3 million
Property management fee revenue	$0.3 million
General and administrative expense (3)	$18.7 to $19.3 million
Development costs (4)	$0.5 to $0.7 million
Costs associated with acquisitions	$0.2 million
Debt	
Capitalized interest	$5.6 million
Expensed interest (5)	$25.8 to $26.6 million
Capital Structure (6)	
Weighted average shares outstanding	58.3 million

(1) See page 23 for our definition of this non-GAAP measurement.

(2) See page 24 for our definition of this non-GAAP measurement.

(3) Excludes shareholder activism costs.

(4) Net of construction services expense.

(5) Includes $2.1 million of deferred financing costs.

(6) Earnings guidance reflects no common share issuances.

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets, amortization of intangible asset and lease up costs for development properties, and excludes impairment write-downs of depreciable real estate and gains and losses from the disposition of previously depreciated real estate. FFO does not represent cash generated from operating activities in accordance with GAAP, is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

Operating FFO

We define Operating FFO as FFO, as defined above, excluding $309 of shareholder activism costs for the three and twelve months ended December 31, 2014. These shareholder activism costs are included in general and administrative expense in the Company's Consolidated Statement of Operations and Comprehensive Income. We are providing this calculation as an alternative FFO calculation as we consider it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

Funds Available for Distribution ("FAD")

We define FAD as Operating FFO, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like Operating FFO, it captures real estate performance by excluding gains or losses from the disposition of previously depreciated real estate, depreciation on real estate assets and amortization of intangible assets. Unlike Operating FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net income applicable to common shares to EBITDA.

(In thousands)	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2014	2013	2014	2013
Net income applicable to common shares	$ 36,552	$ 29,164	$ 144,238	$ 61,022
Allocation to participating securities	120	109	473	228
Interest expense	6,049	6,892	25,976	29,342
Gain on disposition of properties	(32,385)	(25,960)	(133,254)	(52,828)
Depreciation and amortization	15,600	16,269	63,557	59,832
Income taxes	84	179	385	453
Total EBITDA	$ 26,020	$ 26,653	$ 101,375	$ 98,049

Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net income attributable to AERC.

(In thousands)	Three Months Ended December 31, 2014	2013	Twelve Months Ended December 31, 2014	2013
Property NOI	$ 30,016	$ 30,888	$ 118,305	$ 112,103
Office NOI	499	496	1,883	1,497
Property management and construction services NOI	135	—	495	—
Depreciation and amortization	(15,600)	(16,094)	(63,557)	(58,053)
General and administrative expense	(4,613)	(5,179)	(18,729)	(19,481)
Development costs	(88)	(249)	(779)	(912)
Costs associated with acquisitions	(13)	(67)	(185)	(524)
Interest expense	(6,049)	(6,892)	(25,976)	(29,342)
Gain on disposition of properties	32,385	—	133,254	—
Income from continuing operations	36,672	2,903	144,711	5,288
Income from discontinued operations:				
Operating income, net of interest expense	—	410	—	3,179
Gain on disposition of properties	—	25,960	—	52,828
Income from discontinued operations	—	26,370	—	56,007
Net income	36,672	29,273	144,711	61,295
Net income attributable to noncontrolling redeemable interest	—	—	—	(45)
Consolidated net income attributable to AERC	$ 36,672	$ 29,273	$ 144,711	$ 61,250

Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.